EXHIBIT 3(i)

                                STATE OF DELAWARE
            CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION
                              OF PARACELSIAN, INC.

                                   SECTION 242

PARACELSIAN, INC. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and recommending said amendment for consideration at the annual meeting of the stockholders of said corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Fourth Article of the Certificate of Incorporation of this corporation be amended by changing said Article to read as follows:

         "FOURTH: The total number of shares of stock which the Corporation shall have the authority to issue is Thirty Six Million (36,00,000) being Thirty Five Million (35,000,000) shares of common stock with a par value of $0.01 per share and One Million (1,000,000) shares of preferred stock with a par value of $0.01.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the stockholders of said corporation was duly called and held upon notice in accordance with the General Corporation Law of the State of Delaware of which meeting the necessary number of shares as required by statue were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.